[LETTERHEAD OF COMMUNITY FINANCIAL SHARES, INC.]

February 13, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Community Financial Shares, Inc. Registration Statement on Form S-1 Withdrawal of Request for Acceleration of Effectiveness File No. 333-186128

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement on Form S-1, Community Financial Shares, Inc. hereby requests that its Request for Acceleration of Effectiveness dated February 11, 2013 be withdrawn effective immediately.

If you have any questions regarding this request, please telephone Edward G. Olifer, Esq. of Kilpatrick Townsend & Stockton LLP at 202.508.5852.

Very truly yours,

COMMUNITY FINANCIAL SHARES, INC.

/s/ Scott W. Hamer

Scott W. Hamer

President and Chief Executive Officer

cc:	Jessica, Livingston, U.S. Securities and Exchange Commission